Exhibit 99.1

Press Release

GasLog Partners LP Announces Voting Results from the Special Meeting of Common Unitholders and Declaration of Special Distribution

Majuro, Marshall Islands, July 7, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today announced that at a special meeting of the common unitholders of the Partnership (the “common unitholders”) held on July 7, 2023, the common unitholders voted to approve the previously announced merger pursuant to which GasLog Ltd. (“Parent”) will acquire all of the outstanding common units of the Partnership (“common units”) not beneficially owned by Parent (the “Transaction”).

The voting results are as follows:

FOR 25,617,911	AGAINST 9,338,001	ABSTAIN 63,122

The Partnership’s Seventh Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) requires the affirmative vote (in person or by proxy) of the holders of at least a majority of the common units entitled to vote thereon, voting as a single class, in favor of the approval of the Transaction. Subject to certain exceptions, the Partnership Agreement restricts common unitholders’ voting rights (such restriction, the “Cutback”) by providing that if any person or group beneficially owns more than 4.9% of the issued and outstanding common units, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding for, among other purposes, calculating required votes. In order to apply the Cutback with respect to the voting results of the Special Meeting, the Partnership obtained information from certain common unitholders regarding their holdings as of the record date of the Special Meeting and, based on such information, deemed 51,152,015 common units to be outstanding as of such record date.

In connection with the Transaction, each common unit (other than those common units held by Parent or its affiliates) will be entitled to receive overall consideration of $8.65 in cash, consisting in part of the Special Distribution (as defined below) and the remainder to be paid by Parent as merger consideration at the closing of the Transaction. The Transaction is currently anticipated to close on or about July 13, 2023.

Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 6, 2023 (the “Merger Agreement”), by and among the Partnership, GasLog GP LLC, the general partner of the Partnership (the “General Partner”), Parent and Saturn Merger Sub LLC, a direct wholly owned subsidiary of Parent, on July 7, 2023, the board of directors of the Partnership approved and declared a special cash distribution of $3.28 per common unit (with a corresponding amount distributed in respect of each General Partner Unit (as defined in the Merger Agreement)) (the “Special Distribution”). The Special Distribution will be paid on July 12, 2023 (the “Special Distribution Payment Date”) to the General Partner and all common unitholders of record as of July 10, 2023 (the “Special Distribution Record Date”), subject to the applicability of due-bill trading as described below. For additional information regarding the Special Distribution, please see Amendment No. 4 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto, filed by the Partnership with the Securities and Exchange Commission on July 3, 2023.

Important Information About the Special Distribution

Due to the size of the Special Distribution, as required by the rules of the New York Stock Exchange (the “NYSE”), during the period beginning July 7, 2023, one business day prior to the Special Distribution Record Date, through the Special Distribution Payment Date, the common units will be traded with “due bills”, representing an assignment of the right to receive the Special Distribution (such period of time, the “Due-bill Period”). AS A RESULT, COMMON UNITHOLDERS AS OF THE SPECIAL DISTRIBUTION RECORD DATE MUST HOLD THEIR COMMON UNITS THROUGH MARKET CLOSE ON THE SPECIAL DISTRIBUTION PAYMENT DATE IN ORDER TO BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS WHO SELL THEIR COMMON UNITS ON OR BEFORE THE SPECIAL DISTRIBUTION PAYMENT DATE WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. PURCHASERS OF THE COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD ENDS) WHO HOLD SUCH COMMON UNITS ON THE SPECIAL DISTRIBUTION PAYMENT DATE WILL BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS THAT SELL ANY COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION WITH RESPECT TO ANY COMMON UNITS THEY SELL.

Due bills obligate a seller of shares or units of a company to deliver the dividend to the buyer. The due bill obligations are settled customarily between the brokers representing buyers and sellers of the shares or units. The Partnership has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of common units during the Due-bill Period should consult with their broker before trading in common units to be sure they understand the effect of the NYSE’s due-bill procedures.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments, such as the closing of the Transaction or payment of the Special Distribution, that the Partnership expects, projects, believes or anticipates will or may occur in the future. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors, including the closing of the Transaction or payment of the Special Distribution, could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 6, 2023, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Contacts:

Robert Brinberg
Rose & Company
Phone: +1 212-517-0810

Email: gaslog@roseandco.com